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                                                                      EXHIBIT 12

                 CABOT CORPORATION AND CONSOLIDATED SUBSIDIARIES

  STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES
                      (Amounts in millions, except ratios)

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
                                                                Years ended September 30
                                                            2005    2004   2003   2002   2001
                                                            ----    ----   ----   ----   ----
Earnings (Loss):
   Pre-tax income (loss) from continuing operations         $(93)   $164   $ 94   $134   $150
   Distributed income of affiliated companies                  3       2      3      3     11
   Add fixed charges:
     Interest on indebtedness                                 29      30     28     28     32
     Portion of rents representative of the interest
       factor                                                  3       3      4      4      4
     Preferred stock dividend                                  3       3      3      3      3

Income (loss) as adjusted                                   $(55)   $202   $132   $172   $200

Fixed charges:
   Interest on indebtedness                                 $ 29    $ 30   $ 28   $ 28   $ 32
   Capitalized interest                                        2      --     --      2      1
   Portion of rents representative of the interest factor      3       3      4      4      4
   Preferred stock dividend                                    3       3      3      3      3

Total fixed charges                                         $ 37    $ 36   $ 35   $ 37   $ 40

Ration of earnings (loss) to fixed charges                    (1)      6      4      5      5
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